VIA EDGAR and FEDERAL EXPRESS
-----------------------------


January 24, 2007

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Reference:        CoActive Marketing Group, Inc. (the "Company")
                  Form 10-K for the fiscal year ended March 31, 2006
                  File No. 000-20394


Dear Mr. Humphrey:

         This is to respond to your letter dated January 11, 2007 with respect to the above referenced matter. The numbered paragraphs below correspond to the numbered paragraphs in your letter. Please be advised that the Company confirms that it will comply with the comments noted in your letter in all future filings.

         1. Other than the risks of associated with the concentration of the revenues we derive from a single customer (and its affiliates) and our unpredictable revenue patterns, which are discussed in Item 1A, Risk Factors, there were no known trends or uncertainties that would have altered our disclosure as of March 31, 2006. In future filings, our MD&A discussion will include a description of the risks referred to above, as well as any known trends or uncertainties that have had or that we reasonably expect will have a material favorable or unfavorable impact on future operations.

         2. In future filings, we will expand our disclosure in the Liquidity and Capital Resources section of our 10-K to discuss the potential consequences of our inability to secure additional financing when needed. We note that our discussion in the Liquidity and Capital Resources section of our March 31, 2006 10-K provided that "to the extent that we are required to seek additional external financing, there can be no assurance that we will be able to obtain such additional funding to satisfy its cash requirement for Fiscal 2007 or as subsequently required to repay loans under the Credit Agreement" (emphasis added). In addition under Item 1A of our March 31, 2006 10-K, we disclosed the risks associated with recent losses and unpredictable revenue patterns and requirements to be in compliance with certain financial covenants in future periods with respect to our bank borrowings.

         3. We refer to our response to Comment 2 above noting our disclosure in our March 30, 2006 10-K with respect to our repayment of loans under our credit facility at maturity, which at the time of the filing of our 10-K, was March 24, 2009 for the term loan portion of the facility and March 24, 2008 for the revolving portion of that facility. In the addition, in future filings, we will expand our discussion of liquidity on long-term basis.

         4. In future filings, we will include our estimate of interest payments in the table of contractual obligations, along with appropriate footnote disclosure as to the methodology used in calculating future interest payments.

         5. As discussed with Ms. Amy Geddes of the Commission on January 11, 2007, there appears to be a typographical error in comment 5 of the Commission's letter of January 11, 2007. The comment requested information regarding the "decrease" in deferred revenues during fiscal 2006. In fact, there was an increase in deferred revenues in Fiscal 2006. The increase reflects an overall increase in business activity and is a net result of various increases and decreases related to amounts billed to clients and associated revenue amortization against such billings. More specifically, the increase in deferred revenues was significantly affected by increased unamortized billings with respect to one particular client as of March 31, 2006 as compared to March 31, 2005, as well substantial billings (in the amount of approximately $4,700,000) relating to one new promotional program involving multiple clients that existed at March 31, 2006, for which a comparable program did not exist at the end of the prior year. We also note that it is common in many instances for the Company to bill its clients and collect funds on these bills in advance of the time the related revenues may be recognized under applicable accounting principles.

         6. The Company's Consolidated Statements of Operations includes reimbursable costs and expenses on a gross basis. This is done in accordance with EITF 01-14, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred" (EITF 01-14) and EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent." EITF 01-14 provides that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement. Accordingly, the Company has recorded all out of pocket expenses on a gross basis. In addition, the Company applies EITF 99-19 to determine whether to record the reimbursements that it receives from its clients for program (ex. wages, bar spends, promotional costs) expenses on a gross or net basis. EITF 99-19 identifies certain indicators that provide guidance on reporting revenue on a gross basis as a principal as opposed to a net basis as an agent. There is one indicator of net revenue reporting that most of the Company's contracts meet - that is, the amount the Company earns is fixed. Our customers generally pay the Company its fees in many of its contracts on a fixed fee basis and the elements of certain pass through costs do not affect such fixed fees, once established. It is important to note though that the Company, in cases where it has reimbursed expenses from clients, is not recording any such fixed fees on a commission basis, which is part of the EITF 99-19's discussion when one may be required to report such reimbursements on a net basis. The Company believes that similar to examples provided for in EITF 99-19, that while many situations provide indicators of both gross revenue reporting and net revenue reporting, the overall factors with the reimbursements that the Company receives support gross revenue reporting under the guidance provided by 99-19. The factors supporting gross revenue reporting include:

                  a. Primary Obligor - The service provider is the primary obligor with respect to purchasing goods and services from third party suppliers. In EITF 99-19, this criteria is further expounded on. It indicates that "if a company is responsible for fulfillment, including the acceptability of the product(s) or services (s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer." In the Company's situation, the Company meets these criteria as it is responsible for "accepting any product or service ordered or purchased by its customer." The Company in its capacity, is purchasing such items as a principal and is responsible for "accepting" such product or services. For the point of clarity with respect to the Company largest client, the Company executes for such client, approximately 40,000 promotions at bars and liquor related establishments (i.e. liquor stores). The selection of such locations is usually done by a distributor of the Company's customer, however, the actual execution of the promotion, including managing and staffing the event and the ultimate "acceptance" of any such services received are done by the Company's staff. The Company's staff is at the event and manages all aspects of it. The Company's staff pays for all liquor consumed, which is then passed on to the Company's client (in addition to the staffing costs incurred) on a dollar for dollar basis. The acceptability of the product\service being provided by the establishment is done by the Company and Company staff is required to execute the event in a professional and satisfactory manner. In addition, the Company is required to provide detailed information to its client on the event. With respect to other clients of the Company where reimbursable expenses are implicated, the Company is usually involved in the selection of and negotiations with the vendors, and provides the acceptance to such vendor for work performed. The client is not expecting to get involved and views it as part of the services that the Company is providing in compensation for its fees.

                  b.       Supplier Discretion\Product or Service Specifications
                           - As noted in "a" above, with regard to the client's liquor promotions at bars, the Company's distributor will usually indicate which supplier to use. However, in all instances the Company has full discretion with respect to coordinating, staffing, and executing the promotion (the expenses for which are reimbursed by the Company's client). With regard to other programs, the Company usually is significantly involved in either selecting the vendor and\or determining product or service specifications and the management of such vendor.

                  c. Physical Inventory Risk - In many of the Company's programs, the Company is responsible for the production\acquisition of tangible assets such as tents, signage, sets, laptop computers, etc. Should any of these items be lost or destroyed, the client is technically responsible for replacing the item if the client\program requires.

                  d. Credit Risk - The Company performs its services in a principal capacity as opposed to an agency role and bears the credit risk with the client. Vendors look solely to the Company for payment and not to the Company's customers.

         7. While the reduction to doubtful accounts ($291,000) in the fiscal year ended March 31, 2005, approximates the increase ($302,000) in fiscal year ended March 31, 2006, they are not related. The decrease in Fiscal 2005 included approximately $165,000of write offs of certain specific accounts receivables against allowances previously recorded. The Fiscal 2005 reductions also included a reversal of $126,000 for amounts previously recorded as doubtful in the prior year, that were subsequently collected in Fiscal 2005. The increase to the allowance for bad debts in Fiscal 2006 included a $137,000 provision related to a specific receivable owed by a new Company client and which, in the latter part of the year, was determined to potentially be uncollectible. The balance of the increase in Fiscal 2006 related to various specific accounts not having any relation to the decrease in the reserve in the prior year.

         The Company hereby acknowledges:

         o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Company filings; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         Should you require additional information, please contact the undersigned at 212-366-3402.


Very truly yours,


CoActive Marketing Group, Inc.


By: /s/ ERWIN I. MEVORAH
    -------------------------------
    Erwin I. Mevorah
    Chief Financial Officer

cc: Members of the Audit Committee of CoActive Marketing Group, Inc. (via email)
    Ms. Nazeleen Sataur, Lazar Levine & Felix LLP (via email)